SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTORS CONTACT
investor.relations@homex.com.mx

THIRD QUARTER 2009 RESULTS
Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Homex’ Expertise, Focus and Execution in the Affordable-Entry Level Leads to Solid
Revenue Growth of 8.2 percent in Q3

Culiacan Mexico, October 27, 2009—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the third quarter ended September 30, 2009[1].

Highlights
•	Total revenue in the 2009 third quarter increased 8.2 percent to Ps.5.1 billion (US$377 million) from Ps.4.7 billion (US$348 million) for the same period in 2008.

•	In the third quarter of 2009, total homes sold increased 8.4 percent when compared to the third quarter of 2008, mainly driven by solid 9.3 percent volume growth in the affordable entry-level home segment, reflecting Homex’ focus on constantly improving its product offering, and continued availability of mortgage financing through INFONAVIT and FOVISSSTE.

________________________________________________

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Third Quarter 2009 and 2008 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.13.5513 per US$1.00. Third quarter 2009 financial information is unaudited and is subject to adjustments. Figures comparison expressed in basis points are provided for the convenience of the reader. Basis points figures may not match due to rounding.

Commenting on third quarter performance, Gerardo de Nicolás, Chief Executive Officer of Homex, said: “During the third quarter of 2009 we were able to maintain operational momentum witnessed during the first-half of 2009 by delivering solid quarterly revenue growth of 8.2 percent, driven by our strength and superior performance in the affordable entry-level segment of our business, and, as a result of Homex’ enhanced brand recognition among our clients and prospective clients. At the same time we did see some reduction in demand in our middle-income home segment, reflecting the nagging complexities of Mexico’s economic environment, which has taken a toll on middle-income families, affirming the appropriateness of our last year decision to reduce our exposure to the higher, middle income market segment. On balance, we have been able to find our way through this complex environment, maintaining our profitability with a conservative strategy to preserve cash and to minimize our land investments and capital expenditures as well as continuing to emphasize our on-going expense reduction programs. For the remainder of the year and for 2010 we will continue to be appropriately prudent as we pursue our business plan in the coming term.”

THIRD QUARTER 2009 RESULTS | 2

•	Gross margin for the third quarter of 2009 was 28.4 percent compared to 29.7 percent during the third quarter of 2008. Gross margin adjusted for the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost” remained relatively stable at 33.1 percent compared to 33.4 percent during the same period of last year.
The lower margin reflects the Company’s volume growth in the affordable entry-level segment as well as the higher costs of materials, such as cement.

•	Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) during the recent quarter was Ps.1,175 million (US$87 million), a 4.3 percent increase from the Ps.1,127 million (US$83 million) reported in the third quarter of 2008.

•	Adjusted EBITDA margin decreased 87 basis points to 23.0 percent in the third quarter of 2009 from 23.9 percent in the third quarter of 2008, driven by higher SG&A expenses resulting from increased marketing efforts and initial payroll expenses relating to the start of the Company’s operations in Brazil.

•	For the third quarter of 2009, net income was Ps.447 million (US$33 million) compared to Ps.348 million (US$26 million) for the third quarter of 2008. Net income margin, including FX non-cash items for the third quarter of 2009 was 8.8 percent. On a pro-forma basis (without considering FX non-cash items) net income margin would have been 9.8 percent.

•	In the third quarter of 2009 free cash flow generation resulted in a positive balance of Ps.277 million, as a result of increased sales, lower capital expenditures and land purchases in line with the Company’s conservative strategy to preserve cash as well as the maintenance of stable construction materials accounts payable.

THIRD QUARTER 2009 RESULTS | 3

FINANCIAL AND OPERATING HIGHLIGHTS					NINE MONTHS
Thousands of pesos	3Q'09 U.S Dollars (Convenience Translation)	3Q'09	3Q'08	% Chg.	2009	2008	% Chg.
Volume (Homes)	16,251	16,251	14,989	8.4%	43,070	39,066	10.2%
Revenues	$377,143	$5,110,783	$4,723,106	8.2%	$13,606,836	$12,585,558	8.1%
Gross profit	$107,195	$1,452,629	$1,402,684	3.6%	$3,858,646	$3,916,916	-1.5%
Operating income	$60,895	$825,202	$845,259	-2.4%	$2,178,378	$2,474,493	-12.0%
Interest expense, net	$10,988	$148,900	$63,231	135.5%	$144,452	$123,348	17.1%
Net income	$33,004	$447,253	$348,383	28.4%	$1,393,625	$1,575,005	-11.5%
Adjusted EBITDA (a)	$86,722	$1,175,196	$1,127,086	4.3%	$3,129,276	$3,024,110	3.5%
Gross margin	28.4%	28.4%	29.7%		28.4%	31.1%
Operating margin	16.1%	16.1%	17.9%		16.0%	19.7%
Adjusted EBITDA margin	23.0%	23.0%	23.9%		23.0%	24.0%
Earnings per share	1.34	1.34	1.04		4.16	4.70
Earnings per ADR presented in US (b)	0.59	0.59	0.46		1.84	2.08
Weighted average shares outstanding (MM)	334.9	334.9	334.9		334.9	334.9
Accounts receivable (as a % of sales)					64.7%	59.8%
Accounts receivable (days) period-end					233	215
Inventory turnover (days) period-end					365	348
Inventory (w/o land) turnover (days) period-end					57	62

(a)
Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the third quarter of 2009 and 2008.

(b)	US$ values estimated using an exchange rate of Ps.13.5513 per US$1.00. Common share/ADR ratio: 6:1

THIRD QUARTER 2009 RESULTS | 4

Operating Results

Homex operated in 34 cities and 21 states across Mexico as of September 30, 2009.

Sales volume. During the third quarter of 2009, sales volume totaled 16,251 homes, an increase of 8.4 percent, a result of the Company’s product mix, which focuses on the affordable -entry and low-middle income level, where demand and mortgage financing availability through INFONAVIT and FOVISSSTE continues to be stable. During the third quarter of 2009, affordable entry-level volume accounted for 14,980 homes or 92.2 percent of total sales volume compared to 91.5 percent for the same period in the previous year. Middle-income volume in the third quarter of 2009 decreased 0.5 percent to 1,271 homes from 1,278 homes during the third quarter of 2008, reflecting commercial banking’s strict adherence to tight lending standards. Sofoles’ lending is still affected by funding restrictions, evidenced by a 33.0 percent year-over-year decline as of August 2009. Middle-income volume represented 7.8 percent of total sales volume during the third quarter of 2009, a decrease of 71 basis points when compared to the 8.5 percent that middle-income volume represented during the third quarter of 2008.

VOLUME
	3Q'09	3Q'08	C ha nge 3 Q 0 9 / 3 Q 0 8	2009 Accum	2008 Accum	C ha nge 0 9 / 0 8
Affordable-entry	14,980	13,711	9.3%	39,643	35,652	11.2%
Middle income	1,271	1,278	-0.5%	3,427	3,414	0.4%
Total volume	16,251	14,989	8.4%	43,070	39,066	10.2%

The average pricefor all homes sold during the third quarter of 2009 was Ps.313 thousand, a decrease of 0.2 percent, when compared to the third quarter of 2008.

AVERAGE				PRICE PRICE RANGE BY SEGMENT*
Thousands of pesos	3Q'09	3Q'08	Change 3Q09 / 3Q 08	Low	High
Affordable-entry	$270	$267	1.2%	$185	$600
Middle income	$823	$820	0.3%	$601	$1,500
Average price for all homes	$313	$314	-0.2%
* The Company categorized its products sold during the quarter according to the price ranges presented above.

THIRD QUARTER 2009 RESULTS | 5

Mortgage financing. For the third quarter of 2009, 82.3. percent of the Company’s customers obtained mortgages through INFONAVIT. As a result of our increased participation in FOVISSSTE’s mortgage program, financing from FOVISSSTE increased 300 bps to 11.2 percent from 8.2 percent during the third quarter of 2008. The remainder of Homex’ customers were mainly financed by the five largest commercial banks.

MORTGAGE FINANCING BY SEGMENT
Number of mortgages
Financing source	3Q'09	% of Total	3Q'08	% of Total	2009 Accum	% of Total	2008 Accum	% of Total
INFONAVIT	13,375	82.3%	12,306	82.1%	35,432	82.3%	32,009	81.9%
SHF & Banks	1,055	6.5%	1,454	9.7%	2,886	6.7%	3,455	8.8%
FOVISSSTE	1,821	11.2%	1,229	8.2%	4,752	11.0%	3,602	9.2%
Total	16,251	100.0%	14,989	100.0%	43,070	100.0%	39,066	100.0%

Geographic expansion. During the third quarter of 2009, Homex maintained its strategy of consolidating its presence in the regions where the Company has operations. As such, Homex did not open operations in any new cities.

For the remainder of the year, the Company intends to continue to follow its strategy of maintaining a geographically diverse base of projects in medium -sized cities to minimize execution risk, while striving to strengthen and grow its ongoing projects in existing areas, thus in turn reduce operating expenses.

THIRD QUARTER 2009 RESULTS | 6

THIRD QUARTER 2009 RESULTS | 7

Financial Results

Revenues increased 8.2 percent in the third quarter of 2009 to Ps.5,111 million from Ps.4,723 million in the same period of 2008. Total housing revenues in the third quarter of 2009 increased 8.2 percent, mainly driven by solid affordable -entry level sales volume. Affordable -entry level revenues increased 10.6 percent during the third quarter of 2009, while revenues from the middle-income segment decreased by 0.3 percent. The Company’s growth in the AEL segment reflects a strong demand which outpaces home supply, evidenced by the large base of INFONAVIT and FOVISSSTE eligible subscribers who have not exercised their mortgage commitments, surpassing by 29 and 22 times, respectively, the remaining mortgages to be granted during the year. As a percentage of total revenues, affordable entry-level home sales increased to 79.1 percent in the third quarter of 2009 from 77.5 percent in the third quarter of 2008. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials, such as block and concrete, increased 23.5 percent, and represented 0.4 percent of total revenues during the third quarter of 2009.

REVENUES BREAKDOWN
Thousands of pesos	3Q'09	3Q'08	C ha nge 3 Q0 9 / 3 Q0 8	2009 Accum	2008 Accum	C ha nge 0 9 / 0 8
Affordable-entry	$4,044,693	$3,658,069	10.6%	$10,714,479	$9,713,943	10.3%
Middle income	$1,045,710	$1,048,530	-0.3%	$2,821,325	$2,800,029	0.8%
Total housing revenues	$5,090,402	$4,706,599	8.2%	$13,535,804	$12,513,972	8.2%
Other revenues	$20,381	$16,507	23.5%	$71,032	$71,586	-0.8%
Total revenues	$5,110,783	$4,723,106	8.2%	$13,606,836	$12,585,558	8.1%

THIRD QUARTER 2009 RESULTS | 8

Gross profit decreased to 28.4 percent in the third quarter of 2009 from 29.7 percent in the same quarter of last year, due to the effects of MFRS D-6. Pursuant to the application of MFRS D-6 initiated in 2007, the Company is required to capitalize its Comprehensive Financing Cost (“CFC”), which includes interest expense, exchange loss or gain and monetary position (until December 31, 2007). During the third quarter of 2009, the Company registered a foreign exchange loss of Ps.70 million, a 64 percent increase compared to the same period last year. Likewise, capitalized interest expense increased 28 percent to Ps.167 million during the third quarter of 2009 compared to Ps.131 million in the third quarter of 2008. The increase in capitalization during the third quarter of 2009 ultimately caused the Company’s capitalized CFC to increase 37 percent to Ps.237 million compared to Ps.174 million during the same period last year.

On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’ gross margin for the quarter was relatively stable at 33.1 percent when compared to 33.4 percent during the same period of the previous year. The lower margin reflects the Company’s stronger focus in the affordable entry-level segment as well as higher costs of materials, such as cement. At the same time, the Company’s cost control strategies and the incremental use of Homex’ aluminum mould technology has helped to offset the above mentioned factors.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	3Q'09	3Q'08	Change 09/0 8
COST OF SALES
Exchange loss	$70,457	$42,874	64.3%
Interest expense	167,190	130,637	28.0%
Inflation accounting accumulated effect	-673	-	-
Total capitalization of CFC	$236,975	$173,510	36.6%

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	As of Sep 30, 2009	As of Sep 30, 2009	Change 09/0 8
INVENTORY
Exchange loss	$33,449	$5,144	550.2%
Interest expense	190,520	136,115	40.0%
Inflation accounting accumulated effect	-1,938	-28,904	-
Total capitalization of CFC	$222,030	$112,356	97.6%

THIRD QUARTER 2009 RESULTS | 9

Selling general and administrative expenses (SG&A). As a percentage of total revenues, SG&A for the third quarter of 2009 increased to 12.3 percent from 11.8 percent for the third quarter of 2008. The increase was principally attributable to increased sales and enhanced marketing efforts designed to grow the Company’s market share as well as initial payroll expenses related to the start of Homex’ operations in Brazil. Nonetheless, SG&A, when compared to 12.2 percent during 2Q09, was stable, as a result of ongoing expense reduction programs, including the lower expenses from tailored marketing campaigns and lower maintenance expenses from corporate offices and branches.

SELLING, AND ADMINISTRATIVE EXPENSES
Thousands of pesos	3Q'09	% of Total	3Q'08	% of Total	Change 09 / 08
Selling and administrative expenses	$604,663	11.8%	$534,662	11.3%	13.1%
Beta Trademark amortization	$22,763	0.4%	$22,763	0.5%	0.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$627,426	12.3%	$557,425	11.8%	12.6%

Operating income. During the third quarter of 2009, operating income decreased 2.4 percent to Ps.825 million from Ps.845 million in the same period of 2008. Lower operating profit during the third quarter of 2009 was partly driven by an increase of 36.6 percent in relation to the Company’s capitalization of Comprehensive Financing Cost (“CFC”) pursuant to the application of MFRS D-6. Operating income as a percentage of revenues was 16.1 percent in the third quarter of 2009 compared to 17.9 percent during the year ago period. On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex’ operating margin for the third quarter of 2009 was 20.8 percent compared to 21.6 percent during the same period of last year and an improvement of 45 bps when compared to 20.3 percent during the second quarter of 2009.

THIRD QUARTER 2009 RESULTS | 10

Net comprehensive financing cost (CFC) during the third quarter of 2009 was Ps.158 million compared to Ps.361 million during the third quarter of 2008. The higher cost of financing during the third quarter of 2008 reflects a higher foreign exchange loss in the period.

As a percentage of revenues, net comprehensive financing cost was 3.1 percent in the third quarter of 2009 versus 7.6 percent in the third quarter of 2008. The main drivers of this were:

a)
Net interest expense increased to Ps.149 million during the third quarter of 2009 from Ps.63 million for the same period in the prior year, mainly driven by a year-over-year 47 percent increase in the Company’s total debt position.

b)	Foreign exchange gain decreased 97 percent in the third quarter of 2009 to Ps.9.3 million compared to Ps.298 million in 2008.

Foreign exchange exposure and currency derivatives. As of September 30, 2009, Homex’ U.S. Dollar denominated debt was mainly limited to a US$250 million bond issued in 2005, with a single principal payment due at maturity in 2015. The Company has an interest -only swap that effectively minimizes the exchange risk in the interest payments for the 2010-2012 period. This interest -only swap currently has a positive mark-to-market value of approximately Ps.31 million. All of the Company’s U.S. Dollar denominated financial commitments for 2009 have been effectively hedged.

Net income for the third quarter of 2009 was Ps.447 million a 28.4 percent increase when compared with Ps.348 million reported in the same period of 2008.

Earnings per share for the third quarter of 2009 increased to Ps.1.34, as compared to Ps.1.04 reported in the third quarter of 2008.

THIRD QUARTER 2009 RESULTS | 11

Adjusted EBITDA margin was 23.0 percent in the third quarter of 2009 from 23.9 percent in the same period last year. The lower margin mainly derives from the increase in Cost of Good Sold (COGS) and SG&A, discussed above.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the third quarter 2009 and 2008.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	3Q'09	3Q'08
Net Income	$447,253	$348,383
Depreciation	$92,445	$80,947
Capitalization of CFC	$236,974	$173,510
Beta Trademark amortization	$22,763	$22,763
Net comprehensive financing cost	$158,246	$361,256
Income tax	$206,078	$132,134
Minority interest	$11,437	$8,093
Adjusted EBITDA	$1,175,196	$1,127,086

Land reserve. As of September 30, 2009, Homex’ land reserve was 80.1 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to 394,588 homes, of which 361,427 are reserved for the affordable entry-level and 33,161 represent the middle-income and higher-end segment and land reserve for our Brazil operations. Homex’ land inventory value as of September 30, 2009, was Ps.12.4 billion. (US$ 918 million) .

During 2009, Homex has continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. As of September 30, 2009 the Company has invested Ps.709 million, in line with the Company ‘s 2009 land purchases budget.

THIRD QUARTER 2009 RESULTS | 12

Liquidity. During the third quarter of 2009, the Company increased its total debt by Ps.268 million, of which Ps.93 million reflects the deppreciation of the Mexican peso relative to the U.S. dollar exchange rate registered in the translation of Homex’ foreign currency -denominated debt. For the remainder of 2009, Homex intends to continue following a conservative working capital strategy to reduce capital expenditures, while the Company does not anticipate additional land purchases. Furthermore, the Company intends to continue to identify opportunities for additional cost savings while continuing existing cost savings initiatives, including the reduction of corporate expenses, increasing the use of its aluminum mould technology and selective consolidation of branch operations.

As of September 30, 2009, Homex’ weighted average debt maturity was 4.5 years, with 62 percent of the Company’s debt maturing between 2013 and 2015. The Company had net debt of Ps.6,855 million as of September 30, 2009 including the effects of the depreciation of the Mexican peso relative to the U.S. dollar. Homex’ interest coverage was 7.9 times. Without considering adjustments pursuant to MFRS D-6 and only considering net interest expense, excluding foreign exchange losses generated during the period, the adjusted EBITDA -to-Net Interest Expense ratio would have been 3.9x in the third quarter of 2009. As of September 30, 2009, the Company had the following liquidity ratios:

•	Net debt: Ps. 6,855 million

•	Net debt-to- Adjusted EBITDA ratio: 1.54x

•	Debt to total capitalization ratio: 41 percent

THIRD QUARTER 2009 RESULTS |13

Working Capital Cycle

Homex reported total receivables of 64.7 percent of revenues as of September 30, 2009, representing an increase when compared to the 59.8 percent reported as of September 30, 2008.

The period-end days in accounts receivable, calculated as of September 30, 2009, was 233 days, compared to 224 days as of June 30, 2009. Quarter -over-quarter, accounts receivable increased Ps.747 million, driven by a longer titling process within FOVISSSTE as a result of the implementation of new administrative processes to improve transparency and efficiency in the longer term, as well as the institute’s internal liquidity constraints, resulting from state government employers’ contributions payment delays. In addition, the collection cycle was also impacted by delays in relation to the Federal Government Subsidy program as a result of the implementation of weekly payment quotas per state, which provide for an orderly but extended payment process. Moreover, as stated during the Company’s second quarter conference call, Homex started using bridge loans, as a result of the scarcity of long-term credit lines in local markets. The use of this type of loan increases the administrative complexity in the Company’s collection process.

As a result of the Company’s conservative strategy to reduce land investments as of September 30, 2009, total inventory decreased 11 days to 365 days compared to 376 days as of June 30, 2009.

The period-end days in accounts payable, calculated as of September 30, 2009, was 123 days, compared to 143 days as of June 30, 2009. Lower accounts payable days are mainly driven by a decrease of 20 days with respect to land suppliers, reflecting the Company’s applied strategy to limit land purchases. Positively, Homex was able to improve by two days its days of credit with material suppliers from 69 days as of June 30, 2009 to 71 days as of September 30, 2009.

Quarterly free cash flow generation resulted in a positive balance of Ps. 277 million, as a result of increased sales, lower capital expenditures and land purchases as well as the stability of accounts payable days. Nonetheless, on an accumulated basis the Company has an accumulated negative amount of Ps. 312 million, driven by the increase in Homex’ accounts receivable level.

THIRD QUARTER 2009 RESULTS | 14

Homex intends to continue to work diligently to improve its collection cycle leveraging on the increased use and implementation of INFONAVIT’S electronic remote file capture program where the Company, using INFONAVIT’S webpage directly from Homex’ sales offices, is able to directly upload customers’ mortgage files to create a more expedited mortgage authorization process for clients and a faster collection process from INFONAVIT.

Further, the recently implemented FOVISSSTE factoring program with Mexico’s National Development Bank (NAFIN) is expected to add liquidity to the institute.

WORKING CAPITAL CYCLE	3Q'09	3Q'08
Inventory* days	365	348
Turnover accounts receivable days	233	215
Turnover accounts payable days	123	168
Total Working Capital Cycle	476	395
 *Includes land inventory, construction- in- process and construction materials

THIRD QUARTER 2009 RESULTS | 15

Recent Business Developments

International Expansion: Brazil, San Jose dos Campos Affordable Entry- Level Project

During the first quarter of 2009, the Company initiated operations in Brazil with a 1,300-unit affordable entry-level development at San Jose dos Campos, northeast of Sao Paulo. Initial results have been gratifying and as of September 30, 2009 the Company has successfully replicated its business model in Brazil. Approximately 65 percent of the project’s first stage (comprised of 700 units) has already been sold, while construction of infrastructure and homes in the first stage has begun. At the same time, at the end of this month we will collect the first payments through the Caixa Economica Federal, according to the percentage of completion collection method of the entity which confirms the Company’s execution capabilities. This will be an important step for Homex, as it completes the first full cycle of construction at San Jose dos Campos.

THIRD QUARTER 2009 RESULTS | 16

Tourism Division

Homex has continued to conservatively execute its Tourism division business plan, concentrating its efforts on Los Cabos project. During the quarter, marketing efforts in California’s San Francisco East Bay, Orange County, Los Angeles Counties and Arizona have resulted in the sale of the first eight units in Los Cabos, and in the generation of more than 300 prospects. Overall, the Company expects a positive outlook for this division in 2010, as Mexico is the country with more Americans living abroad.

THIRD QUARTER 2009 RESULTS | 17

2009 Guidance: The Company reaffirmed its guidance for 2009 published in December 2008:

2009 COMPANY GUIDANCE
Guidance 2009
Revenue growth	8.0% to 10.0%
Adjusted EBITDA margin (%)	23.0% to 24.0%

THIRD QUARTER 2009 RESULTS | 18

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex. com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the nine-month period ended September 30, 2009 and 2008, which includes the Consolidated Balance Sheets as of September 30, 2009 and 2008, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the nine-month period ended September 30, 2009 and 2008.

THIRD QUARTER 2009 RESULTS | 19

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2009 AND 2008

(Figures in thousands of pesos)	Sep-09		Sep-08		Change 09/08

ASSETS

CURRENT ASSETS

Cash and cash equivalents	2,063,356	6.4%	1,483,560	5.4%	39.1%

Accounts receivable, net	12,856,784	39.8%	10,859,394	39.7%	18.4%

Inventories	14,758,826	45.6%	12,080,447	44.2%	22.2%

Other current assets	353,571	1.1%	375,820	1.4%	-5.9%

Total current assets	30,032,536	92.9%	24,799,221	90.7%	21.1%

Property and equipment, net	1,184,017	3.7%	1,302,541	4.8%	-9.1%

Goodwill	731,861	2.3%	731,861	2.7%	0.0%

Other assets	386,663	1.2%	504,898	1.8%	-23.4%

TOTAL	32,335,077	100.0%	27,338,521	100.0%	18.3%

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Notes payable to financial institutions	2,665,031	8.2%	805,642	2.9%	230.8%

Accounts payable	4,952,263	15.3%	5,845,141	21.4%	-15.3%

Advances from customers	830,325	2.6%	218,538	0.8%	279.9%

Taxes payable	547,237	1.7%	159,098	0.6%	244.0%

Total current liabilities	8,994,856		7,028,419		28.0%

Long-term notes payable to financial institutions	6,253,426	19.3%	5,264,072	19.3%	18.8%

Labor obligations	118,701	0.4%	115,046	0.4%	3.2%

Deferred income taxes	4,010,948	12.4%	3,476,515	12.7%	15.4%

Total liabilities	19,377,930	59.9%	15,884,052	58.1%	22.0%

STOCKHOLDERS' EQUITY

Common stock	528,011	1.6%	528,011	1.9%	0.0%

Additional paid-in capital	3,177,666	9.8%	3,180,881	11.6%	-0.1%

Retained earnings	8,727,714	27.0%	7,314,030	26.8%	19.3%

Excess in restated stockholders' equity	391,992	1.2%	337,492	1.2%	16.1%

Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.6%	0.0%

Majority stockholders' equity	12,667,555	39.2%	11,202,586	41.0%	13.1%

Minority interest	289,593	0.9%	251,883	0.9%	15.0%

TOTAL STOCKHOLDERS' EQUITY	12,957,148	40.1%	11,454,469	41.9%	13.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,335,078	100.0%	27,338,521	100.0%	18.3%

THIRD QUARTER 2009 RESULTS | 20

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF THIRD QUARTER 2009 WITH THIRD QUARTER 2008

(Figures in thousands of pesos)	3Q'09		3Q'08		Change 09/08

REVENUES

Affordable-entry level revenue	4,044,693	79.1%	3,658,069	77.5%	10.6%

Middle income housing revenue	1,045,710	20.5%	1,048,530	22.2%	-0.3%

Other revenues	20,381	0.4%	16,507	0.3%	23.5%

TOTAL REVENUES	5,110,783	100.0%	4,723,106	100.0%	8.2%

Cost	3,421,180	66.9%	3,146,912	66.6%	8.7%

Capitalization of CFC	236,975	4.6%	173,510	3.7%	36.6%

TOTAL COSTS	3,658,155	71.6%	3,320,422	70.3%	10.2%

GROSS PROFIT	1,452,629	28.4%	1,402,684	29.7%	3.6%

SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses	604,663	11.8%	534,662	11.3%	13.1%

Beta Trademark amortization	22,763	0.4%	22,763	0.5%	0.0%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	627,426	12.3%	557,425	11.8%	12.6%

OPERATING INCOME	825,202	16.1%	845,259	17.9%	-2.4%

OTHER (EXPENSES) INCOME, NET	-2,189	0.0%	4,607	0.1%	-147.5%

NET COMPREHENSIVE FINANCING COST:

Interest expense and commissions	195,176	3.8%	97,368	2.1%	100.5%

Interest income	-46,276	-0.9%	-34,137	-0.7%	-

Foreign exchange loss (gain)	9,346	0.2%	298,025	6.3%	-96.9%

	158,246	3.1%	361,256	7.6%	-56.2%

INCOME BEFORE INCOME TAX	664,767	13.0%	488,610	10.3%	36.1%

INCOME TAX	206,078	4.0%	132,134	2.8%	56.0%

NET INCOME	458,690	9.0%	356,476	7.5%	28.7%

MAJORITY INTEREST	447,253	8.8%	348,383	7.4%	28.4%

MINORITY INTEREST	11,437	0.2%	8,093	0.2%	41.3%

NET INCOME	447,253	8.8%	348,383	7.4%	28.4%

Earnings per share	1.34	0.0%	1.04	0.0%	28.4%

Adjusted EBITDA	1,175,196	23.0%	1,127,086	23.9%	4.3%

THIRD QUARTER 2009 RESULTS | 21

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF NINE MONTHS 2009 WITH NINE MONTHS 2008

(Figures in thousands of pesos)	2009 Accum		2008 Accum		Change 09/08

REVENUES

Affordable-entry level revenue	10,714,479	78.7%	9,713,943	77.2%	10.3%

Middle income housing revenue	2,821,325	20.7%	2,800,029	22.2%	0.8%

Other revenues	71,032	0.5%	71,586	0.6%	-0.8%

TOTAL REVENUES	13,606,836	100.0%	12,585,558	100.0%	8.1%

Cost	9,148,503	67.2%	8,436,976	67.0%	8.4%

Capitalization of CFC	599,686	4.4%	231,666	1.8%	158.9%

TOTAL COSTS	9,748,189	71.6%	8,668,642	68.9%	12.5%

GROSS PROFIT	3,858,646	28.4%	3,916,916	31.1%	-1.5%

SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses	1,611,978	11.8%	1,374,133	10.9%	17.3%

Beta Trademark amortization	68,290	0.5%	68,290	0.5%	0.0%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,680,268	12.3%	1,442,423	11.5%	16.5%

OPERATING INCOME	2,178,378	16.0%	2,474,493	19.7%	-12.0%

OTHER (EXPENSES) INCOME, NET	5,483	0.0%	22,969	0.2%	-76.1%

NET COMPREHENSIVE FINANCING COST:

Interest expense and commissions	281,201	2.1%	240,279	1.9%	17.0%

Interest income	-136,749	-1.0%	-116,930	-0.9%	-

Foreign exchange loss (gain)	4,087	0.0%	123,816	1.0%	-96.7%

	148,539	1.1%	247,165	2.0%	-39.9%

INCOME BEFORE INCOME TAX	2,035,321	15.0%	2,250,298	17.9%	-9.6%

INCOME TAX	598,447	4.4%	622,607	4.9%	-3.9%

NET INCOME	1,436,875	10.6%	1,627,691	12.9%	-11.7%

MAJORITY INTEREST	1,393,625	10.2%	1,575,005	12.5%	-11.5%

MINORITY INTEREST	43,250	0.3%	52,686	0.4%	-17.9%

NET INCOME	1,393,625	10.2%	1,575,005	12.5%	-11.5%

Earnings per share	4.16		4.70		-11.5%

Adjusted EBITDA	3,129,276	23.0%	3,024,110	24.0%	3.5%

THIRD QUARTER 2009 RESULTS | 22

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED SEPTEMBER 30, 2009 AND 2008
(thousands of pesos)
	2009	2008

Net income	1,393,625	1,575,005
Non-cash items:
Depreciation	277,439	226,692
Minority interest	43,250	52,686
Amortization of Trademark Beta	68,290	68,290
Deferred income taxes	598,447	622,607

	2,381,051	2,545,280
(Increase) decrease in:
Trade accounts receivable	(937,587)	(3,135,627)
Inventories (w/land)	(397,525)	(597,334)
Trade accounts payable	(1,803,455)	(1,358,835)
Other A&L, net	504,175	(270,320)

Changes in operating assets and liabilities	(2,634,392)	(5,362,116)

Operating cash flow	(253,341)	(2,816,836)

Capex	(58,528)	(373,504)

Free cash flow	(311,869)	(3,190,340)

Net financing activities	1,107,040	2,310,977

Net (decrease) increase in cash and cash equivalents	795,171	(879,363)

Balance at beginning of period	1,268,185	2,362,924

Balance at end of period	2,063,356	1,483,561

THIRD QUARTER 2009 RESULTS | 23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 28, 2009	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer